Exhibit 99.5
Postmedia Reports Second Quarter Results
April 7, 2016 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and six months ended February 29, 2016. The results for the three and six months ended February 29, 2016 include the results of the English language newspapers and specialty publications, as well as digital properties acquired from Quebecor Media Inc. on April 13, 2015 (the “Sun Acquisition”).
Second Quarter Operating Results
Net loss in the quarter ended February 29, 2016 was $225.1 million, as compared to $58.2 million in the same period in the prior year. The increase in net loss was primarily the result of an increase in operating loss, which includes a $187.0 million non-cash impairment charge, non-cash losses on derivative financial instruments and an increase in interest expense, partially offset by a decrease in non-cash foreign currency exchange losses, as compared to the same period in the prior year, related to the carrying value of the Company’s US dollar denominated debt.
Operating loss in the quarter was $196.4 million, as compared to $10.9 million for the same period in the prior year. The increase in operating loss was primarily the result of a $187.0 million non-cash impairment charge and an increase in restructuring and other items expense, partially offset by decreases in depreciation and amortization expense.
Operating income before depreciation, amortization, impairment and restructuring of $12.7 million in the quarter represents a decrease of $0.2 million (1.2%) relative to the same period in the prior year. The decrease is due to revenue declines in excess of operating cost savings related to the ongoing cost saving initiatives, partially offset by the operating income before depreciation, amortization and restructuring of the properties acquired in the Sun Acquisition.
Revenue for the quarter was $209.1 million as compared to $145.4 million in the prior year, an increase of $63.6 million. Excluding the impact of the Sun Acquisition, revenue for the quarter was $126.4 million, a decrease of $19.1 million (13.1%) relative to the same period in the prior year. The revenue decline, which excludes the impact of the Sun Acquisition, was primarily due to decreases in print advertising revenue of $13.8 million (18.3%), print circulation revenue of $3.7 million (8.0%) and digital revenue of $0.9 million (4.2%).
Total operating expenses excluding depreciation, amortization, impairment and restructuring increased $63.8 million for the quarter, relative to the same period in the prior year. The increase primarily relates to the impact of the properties acquired in the Sun Acquisition. Partially offsetting these increases were decreases in operating expenses excluding depreciation, amortization and restructuring related to ongoing cost reduction initiatives.
Year-to-Date Operating Results
Net loss in the six months ended February 29, 2016 was $229.4 million, as compared to $68.5 million in the same period in the prior year. The increase in net loss was primarily the result of an operating loss, which includes a $187.0 million non-cash impairment charge, non-cash losses on derivative financial instruments and an increase in interest expense, partially offset by a decrease in non-cash foreign currency exchange losses, as compared to the same period in the prior year, related to the carrying value of the Company’s US dollar denominated debt.

Operating loss in the six months ended February 29, 2016 was $177.0 million, as compared to operating income of $7.1 million for the same period in the prior year. The net loss was primarily the result of a $187.0 million non-cash impairment charge, a decrease in operating income before depreciation, amortization, impairment and restructuring, and an increase in restructuring and other items expense, partially offset by decreases in depreciation and amortization expense. During the six months ended February 28, 2015, a compensation expense recovery totaling $13.8 million was recorded related to the Company’s Ontario Digital Media Tax Credit claim (“Tax Credit”). If the Tax Credit is excluded from prior year results, there would have been an operating loss of $6.7 million in the six months ended February 28, 2015.
Operating income before depreciation, amortization, impairment and restructuring for the six months ended February 29, 2016 was $55.2 million, a decrease of $3.3 million (5.6%) relative to the same period in the prior year. The decrease is due to the Tax Credit recorded in the prior year as discussed above, partially offset by the operating income before depreciation, amortization and restructuring of the properties acquired in the Sun Acquisition. If the Tax Credit is excluded from the prior year results, operating income before depreciation, amortization, impairment and restructuring would have increased $10.5 million or 23.6%.
Revenue for the six months ended February 29, 2016 was $460.2 million as compared to $315.0 million in the prior year, an increase of $145.2 million. Excluding the impact of the Sun Acquisition, revenue for the quarter was $273.4 million, a decrease of $41.6 million (13.2%) relative to the same period in the prior year. The revenue decline, which excludes the impact of the Sun Acquisition, was primarily due to decreases in print advertising revenue of $30.3 million (17.9%), print circulation revenue of $6.8 million (7.3%) and digital revenue of $2.6 million (5.7%).
Total operating expenses excluding depreciation, amortization, impairment and restructuring increased $148.5 million for the six months ended February 29, 2016, relative to the same period in the prior year. The increase primarily relates to the impact of the properties acquired in the Sun Acquisition, increases in production expenses as a result of the outsourcing of production of The Vancouver Sun and The Province in February 2015 and the recovery of $13.8 million relating to the Ontario Interactive Digital Media Tax Credit in the six months ended February 28, 2015. Partially offsetting these increases were decreases in operating expenses excluding depreciation, amortization and restructuring related to ongoing cost reduction initiatives.
Business Transformation Initiatives
In July 2015, the Company announced it would undertake cost reduction initiatives targeted to deliver $50 million in annualized operating cost savings by the end of fiscal 2017 (the “Transformation Program”). In January 2016, the operating cost savings target was updated to $80 million.
These cost reductions are expected to come from a combination of acquisition synergies and further reorganization of the Company's operations. During the three months ended February 29, 2016, the Company implemented initiatives which are expected to result in an additional $23 million of net annualized cost savings under the Transformation Program. In total, the Company has implemented net annualized cost savings of approximately $55 million of operating costs, since the program was announced in July 2015.
Debt Repayment
During the six months ended February 29, 2016 the Company made mandatory principal repayments of $16.3 million in accordance with terms of the Company’s First-Lien Notes indenture. This amount includes $6.5 million tendered in response to the Company’s offer to repurchase First-Lien Notes as a result of the sale of the Vancouver production facility in the fourth quarter of fiscal 2015.

Management Commentary
“This was a busy quarter for our operations with the launch of new solutions for advertisers in our expanding digital and content marketing services portfolios, evolving our audience products with new content and design elements in several of our newspapers and exploring new revenue opportunities as with our new strategic collaboration with Mogo,” said Paul Godfrey, President and Chief Executive Officer. “At the same time we continue to work on the integration of our new brands and implementing the business transformation initiatives critical to our success in an unrelentingly challenging environment.”
Formation of Independent Special Committee
The Company remains focused on improving its operations and achieving its overall business objectives.  The Company will continue to explore and review alternatives to improve its capital structure and liquidity. The review is being conducted by management and overseen by an independent special board committee.  The Company’s review will consider various options, including non-core asset sales, cost reductions, revenue enhancements and initiatives, refinancing or repayment of debt and the issuance of new debt or equity.
The Company does not currently intend to disclose further developments with respect to this review process unless and until the Company concludes the review or disclosure is otherwise required by applicable securities laws.  There is no certainty that any transaction or alternative will be undertaken or pursued.
Resignation of Director
Also announced today, Director Ted Lodge has resigned from the Board of Directors of Postmedia and its operating subsidiary, Postmedia Network Inc., effective immediately.
Mr. Lodge is a Partner of GoldenTree Asset Management LP (together with its affiliates, “GoldenTree”), and is GoldenTree’s current nominee on the Board of Directors pursuant to a nominating agreement that the Company entered into with GoldenTree in July 2010. Mr. Lodge had served on Postmedia’s Board since January 2016.  To the knowledge of the Company, GoldenTree owns 146,694,259 variable voting shares of the Company, representing 52.36% of the outstanding variable voting shares, and a portion of the Company’s first lien and second lien notes.
“Ted informed me that he was resigning from the Board as GoldenTree has indicated that it wants to focus on GoldenTree’s investment in Postmedia,” said Rod Phillips, Chair of the Board. “On behalf of the Board of Directors, I want to thank Ted for his contributions to the Board.”
The Company does not currently intend to fill the vacancy resulting from Mr. Lodge’s resignation. The Board is currently composed of 10 directors.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.
Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.
Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labour disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.
For more information:
Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended		For the six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015

Revenues
Print advertising	111,540	75,511	253,682	168,638
Print circulation	63,758	45,512	131,668	92,946
Digital	25,452	20,534	55,620	44,803
Other	8,334	3,888	19,194	8,572
Total revenues	209,084	145,445	460,164	314,959
Expenses
Compensation	90,067	66,510	184,806	120,659
Newsprint	11,268	6,001	25,066	13,176
Distribution	40,066	22,436	82,259	46,900
Production	16,627	11,208	34,573	22,570
Other operating	38,371	26,447	78,267	53,189
Operating income before depreciation, amortization, impairment and restructuring	12,685	12,843	55,193	58,465
Depreciation	5,492	9,515	11,139	21,547
Amortization	5,509	9,528	11,165	19,063
Impairments	187,000	-	187,000	1,843
Restructuring and other items	11,089	4,692	22,884	8,916
Operating income (loss)	(196,405)	(10,892)	(176,995)	7,096
Interest expense	19,053	17,878	37,773	33,189
Net financing expense related to employee benefit plans	1,450	1,353	2,899	2,781
(Gain) loss on disposal of property and equipment and asset held-for-sale	449	(7)	388	(740)
(Gain) loss on derivative financial instruments	3,083	(873)	1,239	(4,108)
Foreign currency exchange losses	4,689	28,975	10,066	44,447
Loss before income taxes	(225,129)	(58,218)	(229,360)	(68,473)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(225,129)	(58,218)	(229,360)	(68,473)

Loss per share attributable to equity holders of the Company
Basic	$(0.80)	$(1.45)	$(0.82)	$(1.70)
Diluted	$(0.80)	$(1.45)	$(0.82)	$(1.70)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at February 29, 2016	As at August 31, 2015

Assets
Current Assets
Cash	26,316	43,813
Restricted cash	16,309	25,373
Accounts receivable	97,196	99,548
Income taxes receivable	3,700	3,700
Inventory	6,963	6,879
Prepaid expenses and other assets	11,652	12,314
Total current assets	162,136	191,627
Non-Current Assets
Property and equipment	263,576	274,511
Derivative financial instruments	2,054	2,093
Other assets	4,090	3,998
Intangible assets	184,240	313,394
Goodwill	20,874	88,474
Total assets	636,970	874,097

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	78,133	87,083
Provisions	21,704	18,546
Deferred revenue	38,698	37,410
Current portion of long-term debt	19,465	25,996
Total current liabilities	158,000	169,035
Non-Current Liabilities
Long-term debt	648,598	646,336
Employee benefit obligations and other liabilities	170,623	147,574
Provisions	768	442
Total liabilities	977,989	963,387

Deficiency
Capital stock	535,468	535,468
Contributed surplus	10,263	10,169
Deficit	(886,750)	(634,927)
Total deficiency	(341,019)	(89,290)
Total liabilities and deficiency	636,970	874,097

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended		For the six months ended
	February 29, 2016	February 28, 2015	February 29, 2016	February 28, 2015

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(225,129)	(58,218)	(229,360)	(68,473)
Items not affecting cash:
Depreciation	5,492	9,515	11,139	21,547
Amortization	5,509	9,528	11,165	19,063
Impairments	187,000	-	187,000	1,843
(Gain) loss on derivative financial instruments	3,083	(873)	1,239	(4,108)
Non-cash interest	972	855	2,018	1,635
(Gain) loss on disposal of property and equipment and asset held-for-sale	449	(7)	388	(740)
Non-cash foreign currency exchange losses	4,791	28,621	10,065	43,889
Share-based compensation plans and other long-term incentive plan expense (recovery)	(41)	212	(164)	467
Net financing expense relating to employee benefit plans	1,450	1,353	2,899	2,781
Non-cash compensation expense of employee benefit plans	-	-	-	252
Employee benefit funding in excess of compensation expense	(563)	(172)	(1,910)	-
Net change in non-cash operating accounts	11,396	8,545	(2,782)	(16,157)
Cash flows from (used in) operating activities	(5,591)	(641)	(8,303)	1,999

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	1,245	757	1,306	13,206
Purchases of property and equipment	(1,193)	(534)	(1,898)	(2,358)
Purchases of intangible assets	(1,186)	(169)	(1,411)	(303)
Purchase of warrants	(1,200)	-	(1,200)	-
Receipt of working capital adjustment	-	-	1,208	-
Cash flows from (used in) investing activities	(2,334)	54	(1,995)	10,545

Financing activities
Repayment of long-term debt	-	-	(16,263)	(6,250)
Restricted cash	1,878	-	9,064	(12,442)
Debt issuance costs	-	(20)	-	(2,190)
Share issuance costs	-	(413)	-	(2,942)
Cash flow from (used in) financing activities	1,878	(433)	(7,199)	(23,824)

Net change in cash for the period	(6,047)	(1,020)	(17,497)	(11,280)
Cash at beginning of period	32,363	20,230	43,813	30,490
Cash at end of period	26,316	19,210	26,316	19,210

Supplemental disclosure of operating cash flows
Interest paid	23,478	19,966	36,976	29,108
Income taxes paid	-	-	-	-